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[LOGO]   7961 SHAFFER PARKWAY
         SUITE 5
         LITTLETON, COLORADO 80127
         TELEPHONE (720) 981-1185
         FAX (720) 981-1186

                                       Trading Symbol: VGZ
                                       Toronto and American Stock Exchanges

------------------------------------ NEWS -------------------------------------

                 VISTA GOLD CORP. APPOINTS NEW PRESIDENT AND CEO

DENVER, COLORADO, SEPTEMBER 7, 2000 - Vista Gold is pleased to announce the appointment of Mr. Ronald (Jock) McGregor as President and CEO, following the retirement of Mr. Michael Richings, effective September 8, 2000. Mr. Richings' plans have been underway for some time and he will remain as a non-executive director and continue to work with management on corporate and strategic alternatives currently under consideration.

Mr. McGregor has been with the company since 1996 as the Vice President of Operations and Development and has extensive mining industry experience in both operations and project development gained over a period of 30 years in Europe, Africa, and North and South America. He holds a B.Sc. (Hon) degree in Extractive Metallurgy from the Royal School of Mines and his experience includes senior positions in both engineering and construction companies as well as large and small operating companies. "I look forward to providing the continuity needed to keep Vista on track and I will continue to aggressively pursue all opportunities available to Vista in these challenging times," said Jock McGregor.

The Corporation also wishes to provide an update on the most recent developments at the Hycroft mine. A new alternative development plan that accelerates the development schedule for the Brimstone Deposit would produce a total of 350,000 ounces of gold over a five-year period with three years averaging 90,000 to 100,000 ounces per year. This fully permitted open-pit run-of-mine heap leach operation has an excellent historic record, which fully supports processing recoveries, production and cost estimates. Financial analysis of the incremental benefit of restarting the operation at Hycroft based on the new mine plan shows that the average cash cost would be $182 per ounce of gold (including royalties and net proceeds taxes). The capital cost would be $7.8 million ($22 per ounce), with a pre-production stripping cost of $5.1 million and a working capital requirement of $3.4 million. The after-tax internal rate of return at a $275 per ounce spot gold price is estimated to be 31 percent. In addition, the Corporation believes, based on an extensive exploration review, approximately 400,000 to 450,000 ounces of additional gold reserves (two years of production) can be added with a modest drilling and work program.

Vista Gold Corp. is an international gold mining, development and exploration company based in Littleton, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K.

For further information, please contact Investor Relations at (720) 981-1185.